SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments
Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

Inuvo, Inc.
(Name of Issuer)

          Common Stock
(Title of Class of Securities)

46122W204
(CUSIP Number)

                        June 21, 20111
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

1 Please note that the reporting person failed to timely file the Schedule 13G due to an oversight in the reporting requirements for the stock ownership of the reporting person.  As of December 16, 2011, Unterberg Technology Partners, L.P. no longer beneficially owned any shares of the Issuer, and will file an Amendment to the Schedule 13G prior to February 14, 2012, to reflect that it is the beneficial owner of less than five (5%) of the outstanding shares of the Issuer.

SCHEDULE 13G

CUSIP No.  46122W204                                                           Page 2 of 6 Pages

1)	NAME OF REPORTING PERSON Unterberg Technology Partners, L. P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 519,756
		6)	SHARED VOTING POWER None
		7)	SOLE DISPOSITIVE POWER 519,756
		8)	SHARED DISPOSITIVE POWER None
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 519,756
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12)	TYPE OF REPORTING PERSON PN

Schedule 13G

Item 1(a).	Name of Issuer:

Inuvo, Inc.

Item 1(b).               Address of Issuer’s Principal Executive Offices:

15550 Lightwave Drive, Suite 300
Clearwater, FL 33760

Item 2(a).               Name of Person Filing:

Unterberg Technology Partners, L.P.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

126 East 56th Street, 26th Floor
New York, NY 10022

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

46122W204

Item 3.                     If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.	Ownership.

(a)	Amount beneficially owned: 519,756

(b)	Percent of class: 5.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 519,756

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 519,756

(iv)	Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

January 25, 2012
    Date

/s/ Thomas I. Unterberg
    Signature

Thomas I. Unterberg, Chairman, General Partner
    Name/Title